Exhibit 99.1

July 22, 2010

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon

Registrar of Securities, Nunavut

Dear Sirs:

Re:	Mitel Networks Corporation

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	September 15, 2010

RECORD DATE FOR NOTICE:	August 16, 2010

RECORD DATE FOR VOTING:	August 16, 2010

BENEFICIAL OWNERSHIP DETERMINATION DATE:	August 16, 2010

SECURITIES ENTITLED TO NOTICE:	Common

SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

Brenda Cowan

Supervisor, Trust Central Services

cc: CDS & Co. (Via Fax)